EXHIBIT 99.1

Codere Online Receives Delisting Notice from Nasdaq and Submits Appeal

Luxembourg, Grand Duchy of Luxembourg, May 22, 2025 - (GLOBE NEWSWIRE) Codere Online Luxembourg, S.A. (“Codere Online” or the “Company”) (Nasdaq: CDRO / CDROW), today announced that, on May 16, 2025, it received a staff determination letter (the "Letter"), from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company of the determination from the Nasdaq Staff (the "Staff") to delist the Company's securities from The Nasdaq Stock Market, given the Company had not filed its Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”) in accordance with continued Listing Rule 5250(c)(1) (the “Public Reports Rule”). As previously reported, the Company’s delay in filing its 2024 Form 20-F is due to the fact that the finalization of the audit of the Company’s financial statements for the year ended December 31, 2024 has taken longer than expected following the engagement of the Company’s new independent registered public accounting firm on December 31, 2024 and the Company’s diligent efforts to finalize the Form 20-F for the year ended December 31, 2023, which the Company filed with the Securities and Exchange Commission (“SEC”) on May 1, 2025.

The Letter states that the Company may seek review of the Staff's determination to a hearings panel pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. Hearings are typically scheduled to occur approximately 30-45 days after the date of the hearing request. A request for a hearing regarding a delinquent filing automatically stays the delisting of the Company’s securities from Nasdaq through the duration of the hearing. It also automatically stays the suspension of trading of the Company's securities for a period of 15 days from the date of the request. The Letter also states that when the Company requests a hearing, it may also request a further stay of the suspension of trading through the duration of the hearing process.

Earlier today, the Company formally requested both a hearing to review the delisting determination and a further stay of suspension of trading through the duration of the hearing process. Furthermore, in connection with this stay request, the Company submitted materials to Nasdaq to explain why this stay is appropriate, as required by Nasdaq. The Company has not yet received a determination regarding its request for this further stay of suspension of trading.

The Company continues to work diligently to complete and file with the SEC the 2024 Form 20-F and believes it will be able to do so, thereby regaining compliance with the Public Reports Rule, on or prior to May 30, 2025, ahead of any hearing, and in any event within the extension period the Company plans to seek from the Hearings Panel.

If Nasdaq does not grant the further stay of the suspension of trading of the Company’s securities, trading of the Company's securities will be suspended at the opening of business on June 6, 2025. If the Company fails to obtain an extension period from Nasdaq, a Form 25 NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere currently operates in its core markets of Spain, Mexico, Colombia, Panama and Argentina. Codere Online’s online business is complemented by Codere Group’s physical presence in Spain and throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including the Company’s expectations about the timing of completion and filing of the 2024 20-F and timing and actions taken to regain compliance with Nasdaq.

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s or its management team’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All subsequent written and oral forward-looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

For investor and media inquiries, please contact
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codereonline.com
(+34) 628.928.152